NEWS RELEASE

RepliCel Announces Appointment of Leading Dermatologist in Japan as Clinical Advisor

Professor Akimichi Morita, Vice Director of Nagoya City University Hospital, will lead RepliCel’s Skin Rejuvenation Clinical Testing in Japan

VANCOUVER, BC, CANADA – 17 May 2021 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to announce that Professor Akimichi Morita, one of Japan’s leading dermatology research clinicians, has agreed to be RepliCel’s clinical advisor for the development and commercialization of its skin rejuvenation product (RCS-01) in Japan.

The Company, working with industry leaders, CJ Partners, and clinical research organization, Accerise, is currently preparing to support the next-phase clinical research study of its skin rejuvenation cell therapy, RCS-01, in Japan under the Act for Safety of Regenerative Medicine (ASRM) that, upon successfully meeting its endpoints, could lead to a commercial launch of the product in Japan.

About Professor Morita, MD, PhD

Prof. Akimichi Morita is the Vice Director of Nagoya City University Hospital and, since 2003 he has been Professor and Chairman of the Department of Geriatric and Environmental Dermatology at Nagoya City University Graduate School of Medical Sciences in Nagoya Japan.

Dr. Morita was the President of the Japanese Society of Investigative Dermatology (2017-2020) and was Program Officer for the Research Center of Science Systems at the Japanese Society for the Promotion of Science (2016-2020). He was Editor in Chief of the Journal of Dermatological Sciences (JDS) from 2008 to 2013. His areas of interest are phototherapy, cutaneous immunology, and skin aging.

Professor Akimichi Morita graduated from Nagoya City University and received his MD degree in 1989. He received his PhD in basic immunology at Aichi Cancer Center. He studied photobiology and photoimmunology under the supervision of Professor Jean Krutmann at Duesseldorf University as a Humboldt Foundation fellow where he discovered UVA1-mediated human T helper cell apoptosis as a fundamental mechanism of UVA1 phototherapy. He also trained under the supervision of Professor Akira Takashima at the University of Texas Southwestern Medical Center and developed a Langerhans cell-targeted vaccination. He has introduced numerous standard phototherapies to Japan.

About RCS-01 Skin Rejuvenation Cell Therapy

RCS-01 is an autologous cell therapy regenerative product comprised of cells highly-expressive of type 1 collagen and other tissue-building protein. The product is developed, manufactured, and injected to regenerate the extracellular matrix under aging and/or sun-damaged skin characterized by fine wrinkles and loss collagen structure.

A randomized, double-blind, placebo-controlled, single-centre, phase I clinical study evaluated RCS-01 produced statistically and clinically significant positive data revealing a nearly two-fold increase in gene expression of collagen-related biomarkers in the skin, after a single injection of RCS-01. The study observed the impact of the injection on ten different biomarkers that, in peer-reviewed medical literature, are highly correlated with skin aging and chronically sun-damaged skin. Notably, gene expression markers, such as tissue inhibitor of metalloproteinases (TIMP), showed significant changes expected to correlate with increased collagen fibers. Increased collagen production, and reduced collagen degradation, is associated with fewer wrinkles and the repair of sun-damaged skin.

Clinical data from the skin rejuvenation study (RCS-01) has been published in an article entitled, Autologous Cell Therapy for Aged Human Skin: A Randomized, Placebo-Controlled, Phase-I Study, in the peer-reviewed journal Skin Pharmacology and Physiology (Skin Pharmacol Physiol http://dx.doi.org/10.1159/000502240). The publication summarizes data from a clinical trial in which it was shown that RepliCel’s RCS-01 injections are well-tolerated for up to one year post-injection and therefore safe to use but also demonstrated how the injections might reverse the effects of aging skin. As summarized in the paper, the study clearly established a biological link between RCS-01 injections and changes in the expression of particular genes in the skin. These changes in gene expression are expected to be indicative of the potential for rejuvenation of the extra-cellular matrix (ECM) under the dermis that is so important to vibrant, youthful skin.

The publication presents data showing for the first time that injections of NBDS-derived autologous cells into the human skin dermis layer alters the transcriptional expression profile of genes, which are involved in ECM homeostasis. Specifically, that in comparison to placebo treated skin areas, injection of NBDS-derived fibroblasts promoted the expression of the genes TGFbeta1, CTGF, COL1A1, COL1A2, COL3A1 and lumican. These genes encode for proteins which are important for ECM homeostasis, thought to be of pathogenetic relevance for skin aging. In aged skin, levels of type 1 and type 3 collagen precursors and crosslinks are reduced.

The observation that injection of NBDS-derived cells is associated with an increased transcriptional expression of these genes indicates the possibility that cell therapy treatment with RCS-01 might ameliorate the clinical and aesthetic signs of skin aging, such as wrinkles. This assumption is in line with observations that increased expression of collagen type 1 and type 3 is a prerequisite for wrinkle reduction caused by retinol.

About RepliCel’s First-in-Japan Strategy

RepliCel was one of the first foreign regenerative medicine companies to have a Japanese partnership in 2013.  In 2015 RepliCel was one of the first foreign regenerative medicine companies to initiate a consultation process, under the new regulations for regenerative medicine products, with Japan’s PMDA (Pharmaceuticals and Medical Device Agency). In 2016, RepliCel’s licensee, Shiseido Company, was one of the first companies to fund and manufacture a product for use in a clinical study under the newly legislated Act for the Safety of Regenerative Medicine (ASRM).

RepliCel aims to be one of the first foreign regenerative medicine companies based outside of Asia to directly engage in a clinical study of a cell therapy product under the ASRM regulatory pathway to commercialization. RepliCel will also be one of the first such companies to apply for certification of a manufacturing facility outside of Asia for the production of a cell therapy product to be imported for use in a clinical study governed by the ASRM regulations.

About RepliCel's Programs in Japan

RepliCel is currently preparing for the clinical testing and commercialization of three additional technologies in Japan.  These include two cell therapies - one for skin rejuvenation and one for tendon regeneration - and a next-generation dermal injector for aesthetic treatments involving a wide variety of injectable substances including cells, PRP, muscle paralysis toxins, fillers, enzymes, drugs, other biologics, etc.

The RepliCel cell therapy technology which is the subject of active, ongoing partnership discussions in Japan has already been the subject of two successfully completed consultations with Japan's Pharmaceutical and Medical Devices Agency (PMDA). Planning for clinical research studies under Japan's Act for the Safety of Regenerative Medicines (ASRM) is already underway. Manufacturing of the clinical product will be performed by a Japanese-owned contract manufacturer preparing now for PMDA-certification under Japan's Ministry of Health, Labour, and Welfare (MHLW) applicable guidelines. Conduct of the clinical research studies will be managed by a high-quality Japanese clinical research organization.

About RepliCel Life Sciences

RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration.  These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function.

Headquartered in Canada with a base of operations in Europe, RepliCel has existing partnerships in the United States, Japan and China.

The Company’s cell therapy product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. All RepliCel’s cell therapy product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient’s healthy hair follicles.  RepliCel's three cell therapy products have now been tested in over 100 patients in four countries on three continents and successfully reviewed by three different regulatory agencies.

RepliCel has also developed a proprietary injection device, RCI-02, optimized for the administration of its products and licensable for use with other dermatology applications. Certain commercial rights for RCI-02 have been licensed to YOFOTO for Greater China and a limited-term exclusive distributorship to MainPointe for the United States.

The commercial rights for RCH-01 for most of Asia have been exclusively licensed to Shiseido Company. Though the legal status of this license is currently the subject of some disagreement between the parties, Shiseido continues to finance the development of the licensed product based on RepliCel’s technology in their territory.  The commercial rights for RCT-01 and RCS-01 have been exclusively licensed to YOFOTO (China) Health for Greater China. YOFOTO is also committed to financing the co-development of these products in their territory.

For more information, please visit www.replicel.com or contact:

For more information, please contact:
Lee Buckler, CEO and President
info@replicel.com